259 Putnam Asset Allocation Funds Balanced Portfolio
3/31/04 Semi-annual

Because of the electronic format for filing Form N-SAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

53A	Putnam Management has agreed to assume certain expenses
incurred by the fund in connection with allegations of improper short-term trading activity. During the funds period ended March 31, 2004, legal, shareholder servicing and communication, audit, and Trustee fees incurred by the fund and assumed by Putnam Management were $28,724.

72DD1 (000s omitted)

Class A	20,086
Class B	4,590
Class C	1,227

72DD2 (000s omitted)

Class M	585
Class R	--
Class Y	10,922

73A1 (000s omitted)

Class A	0.180
Class B	0.144
Class C	0.143

74A2 (000s omitted)

Class M	0.154
Class R	0.174
Class Y	0.193

74U1 (000s omitted)

Class A	101,099
Class B	32,294
Class C	8,304

74U2 (000s omitted)

Class M	3,472
Class R	--
Class Y	54,904

74V1

Class A	10.11
Class B	10.04
Class C	9.96

74V2

Class M	10.09
Class R	10.10
Class Y	10.12



In connection with an ongoing review of compliance procedures and controls, Putnam Management discovered that in early January 2001, certain Putnam employees had willfully circumvented controls in connection with the correction of operational errors with respect to a 401(k) clients investment in certain Putnam Funds, which led to losses in the fund. Putnam made restitution of approximately $141,000 on February 27, 2004. Putnam and the funds Trustees are in the process of finalizing the restitution amount. Additional amounts may be warranted. Putnam has also made a number of personnel changes, including senior managers, and has begun to implement changes in procedures. Putnam has informed the SEC, the Funds Trustees and independent auditors.